August 31, 2006
Board of Directors
MacDermid, Inc.
1401 Blake Street
Denver, Colorado 80202
Ladies & Gentlemen:
I am, together with Court Square Capital Partners (the “Sponsor”), pleased to propose to acquire by merger, for a purchase price of $32.50 in cash per share, all of the outstanding shares of Common Stock of MacDermid, Incorporated (the “Company”). Our proposal would provide a premium of 20% over the average closing price of the Company’s common shares for the thirty (30) trading days ending on August 30, 2006.
I would participate by making a significant investment in the transaction and I expect that we would provide members of the Company’s senior management team with the opportunity to participate in the transaction as well. I would continue as chairman and CEO following the transaction, and would expect that our senior leadership team would continue to lead the Company into the future with me and would maintain the Company’s valuable employee base, which we view as one of its most important assets.
The transaction would be financed through a combination of equity from the Sponsor and equity investments by myself, members of our senior management team and Joseph Silvestri, a member of the Company’s board and a managing partner of the Sponsor, and debt financing arranged by a major financial institution. We are highly confident of our ability to raise the necessary debt financing.
We anticipate that you will establish a special committee of independent directors authorized to retain independent financial and legal advisors (the “Special Committee”) to consider our proposal. To facilitate that review, we intend to provide shortly (1) equity and debt financing letters for all amounts necessary to effect the transaction and (2) a proposed merger agreement that we would be prepared to enter into. We are prepared to move very quickly to finalize the definitive transaction and related documents as we complete our remaining due diligence.
Of course, no binding obligation on the part of the undersigned or the Company shall arise with respect to the proposal or any transaction unless and until a definitive merger agreement satisfactory to us and recommended by the Special Committee and approved by the Board of Directors is executed and delivered.

Board of Directors
August 31, 2006

We look forward to discussing our proposal with you further in the near future.
Very truly yours,

Daniel H. Leever